02021731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 3 0 2002
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 52590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-01-01 (MM/DD/YY) AND ENDING 03-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Digital Offering, Inc
Digital Offering, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W Main, Suite 1119
(No. and Street)

Spokane	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristi Guay 509-789-3406
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – *if individual, state last, first, middle name*)

1001 Fourth Avenue, 31st Floor	Seattle	WA	98154-1199
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, April Humphrey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Digital Offering, Inc., as of May 9, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

ROY BERG Commission Expires NOTARY PUBLIC AUG. 15, 2002 STATE OF WASHINGTON

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 West Riverside, Suite 1800
Spokane, WA 99201-0663

Phone 509.747.2600
Toll Free 1.800.888.4065
FAX 509.624.5129
www.mossadams.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
DigitalOffering, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of DigitalOffering, Inc. (the Company) as of March 31, 2002, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DigitalOffering, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III shown on pages 9 through 11, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission (SEC). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Spokane, Washington
May 9, 2002

ASSETS

	March 31, 2002
Cash	$ 79,086
Accounts receivable	83,750
Equipment, net of accumulated depreciation of $761	2,034
Other assets	211
	$ 165,081

STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 8,264
Commissions payable	10,000
	18,264
COMMITMENTS AND CONTINGENCIES (Notes 6 and 7)	
STOCKHOLDER'S EQUITY	
Common stock $0.01 par value; 100,000 shares authorized; 99,700 shares issued and outstanding	997
Additional paid-in capital	572,475
Accumulated deficit	(426,655)
	146,817
	$ 165,081

See accompanying notes.

	Year Ended March 31, 2002
REVENUE	
Investment banking income	$ 143,750
Referral fees, net of discounts of $35,541	82,882
	226,632
EXPENSES	
Employee compensation and benefits	37,915
Filing fees	18,797
Training and travel	17,447
Development	20,000
Depreciation	474
Marketing	4,128
Insurance	715
Meals and entertainment	6,029
Office supplies	664
Occupancy	33,035
Telephone	5,671
Professional fees	69,577
Taxes and licenses	505
Other	1,169
	216,126
NET INCOME	$ 10,506

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, March 31, 2001	4,700	$ 97,000	$ 361,863	$ (437,161)	$ 21,702
Net income	-	-	-	10,506	10,506
Stock issuance	95,000	950	32,300	-	33,250
Additional contributed capital	-	-	81,359	-	81,359
Reclassification	-	(96,953)	96,953	-	-
Balance, March 31, 2002	99,700	$ 997	$ 572,475	$ (426,655)	$146,817

See accompanying notes.

	Year Ended March 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 10,506
Depreciation	474
Changes in assets and liabilities:	
Accounts receivable	(76,472)
Deposit	378
Accounts payable	(7,592)
Commissions payable	10,000
Net cash used by operating activities	(62,706)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(640)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from stock issuance	33,250
Proceeds from capital contributions	81,359
Net cash provided by financing activities	114,609
NET CHANGE IN CASH	51,263
Cash, beginning of year	27,823
Cash, end of year	$ 79,086

See accompanying notes.

Note 1 - Operations and Summary of Significant Accounting Policies

Description of business:

DigitalOffering, Inc., a Delaware Corporation (the Company) is a registered Securities Broker-Dealer, a member of the National Association of Securities Dealers (NASD), and is engaged in the following business activities: 1) private placements of corporate equities on a best-effort basis, 2) retail corporate equity securities through the fully disclosed clearing agreement with Jefferies & Company (see Note 2), and 3) refer investment banking opportunities to other investment banks.

Cash and cash equivalents:

For purposes of the statement of cash flows, cash and cash equivalents are defined as short-term, highly liquid investments that are readily convertible to cash.

Equipment and depreciation:

Equipment is recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, currently five years.

Federal income tax:

Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes. Deferred taxes are computed using the asset and liability approach as prescribed in Statement No. 109, *Accounting for Income Taxes*.

Use of estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 - Transactions with Clearing Organization

The Company has an agreement with Jefferies & Company (Jefferies) whereby Jefferies clears all security transactions, carries all customer accounts, and performs certain other services. The agreement is cancelable upon 90 days prior written notice of either party.

Note 3 - Equity Transactions

In May 2001, the Company amended its articles of incorporation to designate only one class of stock, which is common stock. The Company is authorized to issue 100,000 shares of common stock with a par value of $0.01 per share. Also in May 2001, the Company issued 95,000 shares of common stock for $33,250.

Note 3 - Equity Transactions (Continued)

In October 2001, all issued shares were purchased by RedChip Companies, LLC (RedChip). Upon the closing of the transaction, RedChip contributed an additional $81,359 in capital to assist the Company in its operating activities.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, to not be less than 120% of the required capital of $5,000. At March 31, 2002, the Company had net capital of $144,572, which was $139,572 in excess of its required net capital.

Note 5 - Income Taxes

The components of income tax benefit consist of the following:

Deferred tax expense	$ 157,000
Decrease in valuation allowance	(157,000)
INCOME TAX BENEFIT	$ -

The components of the net deferred income tax asset in the statement of financial condition are as follows:

Deferred tax asset:	
Net operating loss carryforward	$ 12,000
Total deferred tax asset	12,000
Less valuation allowance	12,000
NET DEFERRED TAX ASSET	$ -

The effective tax rate differs from the statutory federal tax rate for the year presented as follows:

Federal income tax expense at statutory rates	$ 3,572
Utilization of net operating loss carryforward and other	(3,572)
INCOME TAX BENEFIT	$ -

Note 5 - Income Taxes (Continued)

Operating loss carryforwards as of March 31, 2002, for tax purposes were $420,000 and expire March 31, 2021. The utilization of net operating loss carryforwards is limited to $1,800 per year pursuant to Internal Revenue Code Section 382.

Note 6 - Commitments

The Company's offices are rented under a noncancelable lease agreement expiring January 31, 2004. The future minimum rental payments are:

Fiscal Year Ending	
2003	$ 23,492
2004	20,060
	$ 43,552

Total rent expense under this agreement for 2001 was $32,500.

Note 7 - Concentrations of Credit Risk

In the normal course of business, the Company will engage in activities involving the execution and settlement of various securities transactions for the benefit of customers. These services will be provided on a fully disclosed basis to a large and diversified group of clients. These activities may expose the Company to credit risk, including off-balance-sheet and market risks, in the event a client or counterparty is unable to fulfill its contractual obligation. Volatile or illiquid trading markets may increase such risks.

Note 8 - Report on Internal Control

In accordance with certain rules of the SEC, a report on the Company's internal accounting control was furnished to the SEC. A copy of the report is available for examination at the Company's office or at the regional office of the SEC.

SUPPLEMENTAL INFORMATION

	March 31, 2002
COMPUTATION OF NET CAPITAL	
Total stockholder's equity	$ 146,817
Less nonallowable assets	
Equipment	2,034
Other assets	211
	2,245
Net capital before haircuts on securities positions	144,572
Haircuts and undue concentration on equity securities	-
Net capital	144,572
Less net capital required - the greater of 6 2/3% of total indebtedness or $5,000	5,000
Net capital in excess of requirement	$ 139,572
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable	$ 8,264
Commissions payable	10,000
	$ 18,264
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Percentage of aggregate indebtedness to net capital	13%
Ratio of aggregate indebtedness to net capital	0.13 to 1

The computation of net capital pursuant to SEC Rule 15c3-1 as of March 31, 2002, computed by DigitalOffering, Inc. in its Form X-17A-5, Part IIA, as filed with the NASD, does not differ materially from the above computation, which is based on audited financial statements.

DIGITALOFFERING, INC.
SCHEDULE II - COMPUTATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 West Riverside, Suite 1800
Spokane, WA 99201-0663

Phone 509.747.2600
Toll Free 1.800.888.4065
FAX 509.624.5129
www.mossadams.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Shareholders
DigitalOffering, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of DigitalOffering, Inc. (the Company) for the year ended March 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 220.8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Moss Adams LLP

Spokane, Washington
May 9, 2002

DIGITALOFFERING, INC.

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS

MARCH 31, 2002